Exhibit 4.7


                       AMENDMENT TO THE STOCK OPTION PLAN
                             APPROVED APRIL 15, 2005


Section 2 of the 2004 Stock Option Plan is amended to read as follows:


2.     SHARES SUBJECT TO PLAN.

       Options may be granted to purchase up to Four Million (4,000,000) shares of the common stock, par value $0.01 per share (the "Common Stock") of the Company, including options to purchase up to Four Hundred Three Thousand Fifty (403,050) shares initially reserved for grant to holders of options outstanding on June 22, 2004 of a like amount at the discretion of the Board or Committee subject to such holder's surrender of his/her outstanding options.